Exhibit 99.1

MINEFINDERS CORPORATION LTD. TSX : MFL NYSE AMEX : MFN	Suite 2288-1177 West Hastings St.
Vancouver, BC V6E 2K3
Tel. (604) 687-6263
Fax (604) 687-6267 www.minefinders.com

NEWS RELEASE

MINEFINDERS SETS TIME FOR 2009 RESULTS

February 25, 2010 – Vancouver, British Columbia – Minefinders Corporation Ltd. today established timing to release its 2009 financial and operating results.

Before the market opens on Monday, March 1, 2010 Minefinders will release its 2009 financial and operating results. A conference call will follow on Tuesday, March 2, 2010 at 1 p.m. Pacific Time (4 p.m. Eastern Time) to discuss the results.

To access the conference call by telephone, please call 416-695-6616 from overseas or the Greater Toronto Area, or dial toll-free 1-800-766-6630 from elsewhere in North America. An audio replay will be available until March 9, 2010 by calling toll-free in North America at 1-800-408-3053 or 416-695-5800 for Toronto based or overseas callers. Please enter passcode 3685100.

About Minefinders

Minefinders is a precious metals mining and exploration company and operates the multi-million ounce Dolores gold and silver mine in Mexico. The Company continues its exploration efforts on other prospective projects in Mexico.

Recent photos of operations at Dolores can be viewed at www.minefinders.com in the Dolores Gallery.

Investor contact:

Mike Wills

Minefinders Corporation Ltd.

(604) 687-6263

mike@minefinders.com

www.minefinders.com